Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

Preliminary Assessment Lost Creek Property, March 16, 2011

I, Robert D. Maxwell, of 1461 Trojan Drive, Casper Wyoming, USA, do hereby certify that:

•	I have been retained by TREC Inc. of 951 Werner Court #395, Casper Wyoming 82601 for portions of this Preliminary Assessment Lost Creek Property.

•	I am a Senior Associate of Behre Dolbear & Company (USA), Inc. 999 Eighteenth Street, Suite 1500, Denver, Colorado, USA.

•	I graduated with a Bachelor of Science degree in Geology from Texas Western College (UTEP) in 1964, and graduated with an MBA degree from the University of Colorado at Denver in 1991.

•	I am a Certified Professional Geologist (AIPG).

•	I have worked as a Geologist for thirty six years and as a CPG for six years. I am a member of the American Institute of Professional Geologists.

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I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

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I have not made a recent site visit to the Lost Creek site.  I have, however, during the preparation of this report, communicated and coordinated with my co-author Mr. Yovich.  As well, I have first-hand historical knowledge of the area of the Lost Creek site, having worked in the Great Divide Basin of Wyoming , including in areas at and around Lost Creek.

•	I am responsible for Sections 8 through 17, 19 and 20 of the Preliminary Assessment Lost Creek Property dated March16, 2011.

•	I am independent of the issuer applying all of the tests of NI 43-101.

•	I have no prior involvement with Ur-Energy’s Lost Creek Project as such. I evaluated the previous owner’s position for Rio Algom Mining Corporation in the late 1990s.

•	I have read NI 43-101 and this Preliminary Assessment Lost Creek Property has been prepared in compliance with NI 43-101 and Form 43-101F.

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As of the date of this Certificate, to the best of my knowledge, information, and belief, Sections 8 – 17, and 19 - 20 of the Preliminary Assessment contain all the scientific and technical information that is required to be disclosed to make the Preliminary Assessment not misleading.

Dated this 16th day of March, 2011

Signed and Sealed

/s/ Robert D. Maxwell, CPG

Robert D. Maxwell, CPG, #10913, Senior Associate
Behre Dolbear & Company (USA), Inc.